MEDICURE INC.

PROXY

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 15, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned, being a shareholder of Medicure Inc. (the “Corporation”), hereby appoints Dr. Albert Friesen, President, Chairman, Chief Executive Officer and a director of the Corporation, or failing him, Derek Reimer, CA, Chief Financial Officer and Secretary of the Corporation or, alternatively, _________________________ , as proxy holder, to attend the Annual General and Special Meeting of the shareholders of the Corporation (the “Meeting”) to be held at 11:00 a.m. (Toronto time), at the TSX Conference Centre, 130 King Street West, Toronto, Ontario on Wednesday, October 15, 2003 and at any adjournment thereof and to vote the shares in the capital of the Corporation held by the undersigned with respect to the matters set forth below as follows:

1.	Election of the Board of Directors as set out in the Management Proxy Circular of the Corporation dated August 21, 2003. ☐ VOTE FOR ☐ WITHHOLD VOTE
2.	Appointment of KPMG LLP, Chartered Accountants, as auditors. ☐ VOTE FOR ☐ WITHHOLD VOTE
3.	Authorization of the directors to fix the remuneration to be paid to the auditors. ☐ VOTE FOR ☐ VOTE AGAINST
4.

Approval of the issuance by the Corporation in one or more private placements during the 12-month period commencing October 15, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating greater than 25% and up to 100% of the Corporation’s issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval.

☐ VOTE FOR      ☐ VOTE AGAINST

5.

Approval of the amendment to the Corporation’s stock option plan which provides for an increase in the number of common shares available for issuance thereunder to 4,700,000 common shares.

☐ VOTE FOR      ☐ VOTE AGAINST

6.	With respect to the transaction of such other business as may properly come before the Meeting, as the proxy holder, in their best judgment, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this __________ day of _________________________ , 2003.

Signature(s) of
Shareholder(s):

Name(s)
(Please Print):

NOTES AND GENERAL INSTRUCTIONS FOR SHAREHOLDERS:

  If the shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has specified a choice with respect to any of the items above by marking an “x” in the space provided for that purpose the shares will be voted on any poll in accordance with that choice. If no choice is specified, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy as if the shareholder had specified an affirmative vote. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

  A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of his nominee in the space provided or complete another proxy.

  This Proxy will not be valid unless it is dated and signed by the intermediary or by the shareholder or his attorney authorized in writing. In the case of a corporation, this Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

  To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

  This Proxy is solicited on behalf of the management of the Corporation.

  Your name and address are registered as shown. Please notify Computershare Trust Company of Canada of any change in your address.

  If you have any questions with respect to the delivery of this proxy, please call Computershare Trust Company of Canada at 1-888-267-6555 (toll free).